EXHIBIT 99.1

Commission File Number 001-31914

中國人壽保險股份有限公司

CHINA LIFE INSURANCE COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock code: 2628)

ANNOUNCEMENT

RESIGNATION OF SUPERVISOR

China Life Insurance Company Limited (the “Company”) announces that due to the adjustment of work arrangements, Ms. Hu Zhijun has tendered her resignation to the board of supervisors of the Company (the “Board of Supervisors”) in respect of her position as an Employee Representative Supervisor of the Company on 29 June 2023, which took effect on the same day.

Ms. Hu Zhijun has confirmed that she has no disagreement with the Board of Supervisors and there are no other matters relating to her resignation that need to be brought to the attention of the shareholders of the Company. The Company would like to express its gratitude to Ms. Hu Zhijun for her contribution to the Company during her tenure of service.

By Order of the Board China Life Insurance Company Limited Heng Victor Ja Wei Company Secretary

Hong Kong, 29 June 2023

As at the date of this announcement, the Board of the Company comprises:

Executive Directors:	Bai Tao, Zhao Peng, Li Mingguang

Non-executive Directors:	Wang Junhui, Zhuo Meijuan

Independent Non-executive Directors:	Lam Chi Kuen, Zhai Haitao, Huang Yiping, Chen Jie